SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 2, 2021, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information.

1. Results of the period	In million of ARS
	06/30/2021	06/30/2020
Results of the period	(37,591)	(35,651)
Attributable to:
Company's shareholders	(29,929)	21,405
Non-controlling interest	(7,662)	14,246

2. Other integral results of the period	In million of ARS
	06/30/2021	06/30/2020
Other integral results of the period	(11,432)	21,300
Attributable to:
Company's shareholders	(4,881)	(1,478)
Non-controlling interest	(6,551)	22,778

3. Total integral results of the period	In million of ARS
	06/30/2021	06/30/2020
Total integral results of the period	(49,023)	56,951
Attributable to:
Company's shareholders	(34,810)	19,927
Non-controlling interest	24,649	37,024

4. Equity	In million of ARS
	06/30/2021	06/30/2020
Share capital	655	575
Treasury shares	2	2
Inflation adjustment of share capital and treasury shares	20,620	20,617
Warrants	1,779	-
Additional paid-in capital	24,109	21,839
Additional paid-in capital from of treasury shares	148	142
Legal reserve	1,603	728
RG CNV 609/12 reserve	14,125	14,125
Cost of treasury shares	(257)	(259)
Changes in non-controlling interest	(8,415)	(7,908)
Reserve for shares based payments	288	296
Reserves for future dividends	2,541	2,541
Revaluation Surplus	1,503	647
Reserve for currency translation adjustment	649	(1,092)
Special Reserve	31,507	15,611
Reserve for hedging	(646)	(550)
Reserve for defined benefit plans	127	(588)
Other reserves from subsidiaries	(4)	156
Retained earnings	(28,502)	18,923
Total attributable to the company's shareholders	61,832	85,805
Non-controlling interest	20,892	98,423
Total shareholder's equity	82,724	184,228

Pursuant to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the Company's capital stock is ARS 658,676,460 (including own shares in portfolio) whose shareholding composition is divided into 658,676,460 non-endorsable registered common shares of 1 nominal value each and entitled to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. and A. (Cresud) with 408,746,837 shares (directly and indirectly), representing 62.2% of the issued share capital. Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its headquarters is Carlos Della Paolera, 9 ° floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2021, by subtracting Cresud's holding and own shares in the portfolio, the remaining shareholders had 247,963,586 non-endorsable common shares of 1 nominal value each and entitled to 1 vote each of the Company representing 37.8% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 738,676,460. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,644,626 ordinary shares, which would mean a 62.06% stake on the share capital, that is, 458,391,463 shares.

As of June 30, 2021 there are no options or negotiable obligations convertible into circulation to acquire our shares.

Below are the main highlights for the Fiscal Year 2021:

●
The results for fiscal year 2021 have been affected by the restrictions due to the COVID19 pandemic. The company's shopping malls and hotels were closed for most of the year while the offices remained operational, even though most of the tenants adopted the remote work modality.

●
Malls’ tenant sales and revenues fell 27.8% and 40.3%, respectively, in real terms, office revenues fell 22.0% and hotel revenues 69.7%. Adjusted EBITDA of the rental segments reached ARS 4,223 million, 55.1% lower than the previous year, while total Adjusted EBITDA, which includes investment property sales, reached ARS 13,284 million, growing by 54.6% in the year.

●
The net result for fiscal year 2021 showed a loss of ARS 37,591 million mainly explained by the operating result, the impact of the change in the rate, from 25% to 35%, in the deferred income tax and the loss recorded by discontinued operations.

●
During fiscal year 2021, we sold approximately 29,700 sqm of premium offices for a total amount of USD 170.6 million and inaugurated the “200 Della Paolera” building, the company's new headquarters.

●
In financial matters, during the year we issued debt in the local market for USD 216 million, we successfully completed the exchange of the Class I notes for USD 181.5 million within the framework of the BCRA Resolution, we increased the capital by approximately USD 29 million and we distributed a dividend in kind in shares of IRSA Propiedades Comerciales for the sum of ARS 484 million.

Regarding  the paragraph l), section 3); 4) and 5) of the Regulations, it is recorded that the Board of Directors has begun the analysis of the proposals that will be made to the next annual shareholder's meeting, the result of which will be informed to the shareholders and respective bodies, the administrative body.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 2, 2021